Exhibit 12(a)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)
The following table sets forth Lamar Advertising’s ratio of earnings to fixed charges for the periods indicated.

	YEARS ENDED DECEMBER 31,
(dollars in thousands)	2001		2002		2003		2004		2005		2006
Net income (loss)	(108,634)		(36,328)		(39,755)		13,155		41,779		43,899

Income tax (benefit) expense	(45,674)		(19,694)		(23,573)		11,305		31,899		34,227
Fixed charges	174,143		158,084		142,545		127,933		147,069		173,889

Earnings	19,835		102,062		79,217		152,393		220,747		252,015

Interest expense, net	132,200		112,404		93,285		75,584		89,160		111,644

Rents under leases representative of an interest factor (1/3)	41,578		45,315		48,895		51,984		57,544		61,880
Preferred dividends	365		365		365		365		365		365

Fixed charges	174,143		158,084		142,545		127,933		147,069		173,889

Ratio of earnings to fixed charges(2)	0.1	x	0.6	x	0.6	x	1.2	x	1.5	x	1.5	x

(1)	The ratio of earnings to fixed charges is defined as earnings divided by fixed charges. For purposes of this ratio, earnings is defined as net income (loss) before income taxes and cumulative effect of a change in accounting principle and fixed charges. Fixed charges is defined as the sum of interest expense, preferred stock dividends and the component of rental expense that we believe to be representative of the interest factor for those amounts.

(2)	For the years ended December 31, 2001, 2002 and 2003, earnings were insufficient to cover fixed charges by $154.3 million, $56.0 million and $63.3 million, respectively.